Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

January 14, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Filing Desk

Re:                               Blackstone / GSO Long-Short Credit Income Fund

Dear Sir or Madam:

On behalf of Blackstone / GSO Long-Short Credit Income Fund (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s amended Notification of Registration on Form N-8A (to reflect the change in the Fund’s name since its original N-8A filing) under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund’s Registration of Certain Classes of Securities on Form 8-A under the Securities Exchange Act of 1934, as amended, and the Fund’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-171054 and 811-22488) under the 1940 Act and the Securities Act of 1933, as amended.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575 or Rafael Vasquez of this firm at 212-455-3566.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc:           Daniel H. Smith, Jr.